Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

Ms Kate Tillan
Assistant Chief Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

May 16, 2011

Dear Ms Tillan

Smith & Nephew plc
Comment Letter Dated April 26, 2011
Form 20-F for the fiscal year ended December 31, 2010
Filed March 3, 2011
File No. 001-14978

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 26, 2011 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “2010 20-F”) of Smith & Nephew plc (the “Company”).  The “Group” refers to the Company and its consolidated subsidiaries.

For your convenience, we have duplicated the comments set forth in the Comment Letter in italics and have provided responses to each of the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter.

Form 20-F for the Year Ended December 31, 2010

Disclosure Committee and Evaluation of Disclosure Controls and Procedures, page 56

1.
While we note the reference in the first sentence of the second paragraph to December 31, 2010, please revise future filings to clearly disclose the date at which your officers are concluding on the effectiveness of the company’s disclosure controls and procedures in the conclusion.  Refer to Item 307 of Regulation S-K.

The Group respectfully acknowledges the comments of the Staff and responds as follows.  For increased clarity, the Group will revise future filings of its Form 20-F to clearly disclose the date at which the Group’s officers are concluding on the effectiveness of the Company’s disclosure controls and procedures in the conclusion.

The Group proposes the following disclosure in future filings of its Form 20-F:

“The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 20[  ].  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded on [   ] 20[  ] that the disclosure controls and procedures were effective as at 31 December 20[  ].”

Group Accounts, page 73

Note 32, Contingencies, page 122

2.
We note your disclosures here and on pages 41-42 related to business practices investigations and other matters.  Please explain to us how you considered all of the disclosures required by paragraphs 86, 91 and 92 of IAS 37 related to these investigations and allegations.

The Group respectfully acknowledges the comments of the Staff and responds as follows.  The disclosure in Note 32, Contingencies, on page 122 is drafted to disclose that whilst the Group is party to various legal and regulatory proceedings it is only those items specifically discussed in this note that could, to the best of our knowledge and belief, potentially have a material adverse effect on the financial position of the Group.

Of the items set out on pages 41-42 related to business practices investigations and other matters, the Group believes it is only the macrotextured versions of its OXINIUM femoral knee components issue and the possible Foreign Corrupt Practices Act (“FCPA”) violation that are required to be disclosed in the financial statements.  This is due to the past material effect and future recovery of insurance proceeds in relation to the macrotextured issue and the potential material adverse effect of the possible FCPA violation on the financial position of the Group.

The Group’s understanding of the provision recognition criteria and disclosure requirements with regards to contingent liabilities as contained in IAS 37 Provisions, Contingent Liabilities and Contingent Assets is set out below:

Provision recognition criteria

In accordance with paragraph 14 of IAS 37, a provision shall be recognised when:

(a)	an entity has a present obligation (legal or constructive) as a result of a past event;

(b)	it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation; and

(c)	a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision shall be recognised.

The Group has not established a provision for the FCPA investigation as it did not believe that a reliable estimate could be made for any amount of the obligation.  Under these circumstances, paragraph 26 of IAS 37 stipulates that whilst a liability exists, it cannot be recognised and therefore the liability should be disclosed as a contingent liability in accordance with paragraph 86 of IAS 37.

Disclosure requirement for contingent liabilities

Paragraph 86 of IAS 37 states that, unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable:

(a)	an estimate of its financial effect; measured under paragraphs 36 – 52;

(b)	an indication of the uncertainties relating to the amount or timing of any outflow; and

(c)	the possibility of any re-imbursements.

In relation to the FCPA disclosure, the Group did not believe it was possible to reliably estimate the financial effect and therefore could not reliably measure the liability in accordance with paragraphs 36 – 52 of IAS 37 and provide the disclosure called for in paragraph 86(a) above.  The Group believes that it has provided a brief description of the nature of the claim and fully adhered to the remaining disclosure requirements set out in paragraphs 86(b) and 86(c) above.  Note that no possibility of any re-imbursement is currently contemplated. We will update our disclosure in future filings to make it explicit that no possibility of any re-imbursement is currently contemplated in the event that this continues to be the case at the time of such future filings.

Paragraph 91 of IAS 37 requires an entity to state where it has not been practicable to disclose any of the items required by paragraph 86 set out above.  In relation to paragraph 86(a), whilst the Group has not specifically stated that it is not possible to reliably estimate the financial effect, the Group believes that this is implicit in the disclosure given, which contrary to the other contingent event set out in note 32, does not contain an estimate of its financial effect.  We will update our disclosure in future filings to make it explicit that it has not been practicable to estimate the financial effects of this claim in the event that this continues to be the case at the time of such future filings.

Paragraph 92 of IAS 37 requires an entity to set out where exemption has been taken to disclose information that it believes would seriously prejudice its position is a dispute with other parties on the subject matter of the provision.  The Group has not taken this exemption.

In relation to the macrotextured versions of its OXINIUM femoral knee components claim, the Group believes that the disclosures made are responsive to all of the requirements of the standard.

In addition at the Staff’s request, the Company acknowledges that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

(iii)	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Yours sincerely,

/s/ Neil Taylor
Neil Taylor
Group Financial Controller

Registered No. 324357 in England and Wales at 15 Adam Street, London WC2N 6LA, England.